UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2

(Amendment No. 1)

Mountain Province Diamonds Inc.
(Name of Issuer)

Common Shares, no par value per share
(Title of Class of Securities)

62426E402
(CUSIP Number)

December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

CUSIP No. 62426E402

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Desmond P. Sharkey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,556,630
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,556,630
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,556,630
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12	TYPE OF REPORTING PERSON IN

Item 1.

(a)	Name of Issuer: Mountain Province Diamonds Inc.

(b)	Address of Issuer's Principal Executive Offices:

401 Bay Street, Suite 2700
P.O. Box 152
Toronto, Ontario, Canada
M5H 2Y4

Item 2.

(a)	Names of Persons Filing: Desmond P. Sharkey

(b)	Address of Principal Business Office or, if none, Residence: The principal business office address of Mr. Sharkey is 98 Saint Stephens Green, Dublin 2, Ireland.

(c)	Citizenship: Mr. Sharkey is a citizen of Ireland.

(d)	Title of Class of Securities: Common Shares, no par value per share

(e)	CUSIP Number: 62426E402

Item 3.	If This Statement is Filed Pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

See Items 5, 6, 7, 8, 9 and 11 of the Cover Page. As of December 31, 2006, Mr. Sharkey owned 5,556,630 Common Shares of the Issuer. Mr. Sharkey’s spouse owns 1,264,992 Common Shares of the Issuer. Mr. Sharkey does not have or share voting or dispositive power over such shares, such shares are not included in the number and percentages of shares disclosed on the Cover Page, and Mr. Sharkey expressly disclaims beneficial ownership of such shares.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2007	By: /s/ Desmond P. Sharkey ____ Name: Desmond P. Sharkey